ZAZA ENERGY CORPORATION
1301 MCKINNEY STREET
SUITE 3000
HOUSTON, TX 77010

April 16, 2012

Via EDGAR

Ms. Laura Nicholson

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ZaZa Energy Corporation
Preliminary Information Statement on Schedule 14C
Filed March 20, 2012
SEC accession no. 0001047469-12-002959

Dear Ms. Nicholson:

The undersigned hereby acknowledges, on behalf of ZaZa Energy Corporation (the “Company”), with regard to its Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission (the “Commission”) on March 20, 2012, SEC accession no. 0001047469-12-002959 (the “Information Statement”), the following:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the Information Statement;

(ii) comments from the staff of the Commission (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Information Statement; and

(iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please do not hesitate to call Mark Young at Andrews Kurth at (713) 220-4323.

ZaZa Energy, Inc.

/s/ Charles Campise

By: Charles Campise,
Chief Financial Officer

cc:	W. Mark Young [Andrews Kurth]
Jim Thornton [ZaZa Energy Corporation]